

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Via E-mail
Peter Swinburn
President and Chief Executive Officer
Molson Coors Brewing Company
1225 17th Street
Denver, CO 80202

> **Re:** **Molson Coors Brewing Company**
> **Form 10-K**
> **Filed February 22, 2011**
> **File No. 001-14829**

Dear Mr. Swinburn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Executive Summary, page 27

2010 Key Financial Highlights, page 27

1. We note on page 30 the total tax effects on special and other non-core items of $13.4 million, $(23.0) million, and $(30.6) million to arrive at non-GAAP underlying income attributable to MCBC from continuing operations, net of tax for the fiscal years ended December 25, 2010, December 26, 2009, and December 28, 2008, respectively. With a view towards disclosure in future filings, please explain to us how you determine the income tax effects on special and other non-core items and tell us the amount of tax recorded for each adjustment to arrive at the total tax effect for each fiscal year. Refer to Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure

Peter Swinburn
Molson Coors Brewing Company
April 6, 2011
Page 2

Interpretations of the rules and regulations on the use of non-GAAP financial measures for additional guidance.

Results of Operations, page 33

United States Segment, page 36

2.   We note on page 38 the MillerCoors special items of $30.3 million, $49.4 million, and $219.9 million to arrive at non-GAAP underlying net income attributable to MillerCoors for the fiscal years ended December 25, 2010, December 26, 2009, and pro forma December 28, 2008, respectively. It appears to us that you add pre-tax MillerCoors special items to net income attributable to MillerCoors, an after-tax GAAP measure, to arrive at non-GAAP underlying net income attributable to MillerCoors. Please confirm our understanding and, if so, tell us why you do not tax effect the MillerCoors special items in this non-GAAP reconciliation.

Item 15. Exhibits and Financial Statement Schedules

3.   We note that you have not included all of the attachments, exhibits, or schedules to Exhibits 10.7.1, 10.21.1, 10.21.3, 10.21.4, and 10.25. Please confirm that you will file a complete copy of these exhibits with your next Exchange Act periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director